                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 0-17038

                                                       CUSIP NUMBER 206156101


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   [X]  Form 10-Q
              [_] Form 10-D  [_] Form N-SAR [_] Form N-CSR

For Period Ended:  October 1, 2005

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                  Full Name of Registrant: CONCORD CAMERA CORP.
         ---------------------------------------------------------------

                           Former Name if Applicable:
        -----------------------------------------------------------------

           Address of Principal Executive Office (Street and Number):

                4000 Hollywood Boulevard, 6th Floor, North Tower
       ------------------------------------------------------------------

                            City, State and Zip Code:

                            Hollywood, Florida 33021
      --------------------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[  ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]     (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the Fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

         Hurricane Wilma struck South Florida, where the principal executive offices of Concord Camera Corp. (the "Company") are located, on Monday, October 24, 2005. As a result of hurricane preparations, the Company's offices were closed on October 23, 2005 and, following the hurricane, remained closed through Thursday, October 27, 2005 due to power outages. Hurricane Wilma severely hampered corporate operations and disrupted the lives of the Company's employees during the week of October 31, 2005. Many of the Company's employees remained without electrical power in their homes. Local schools were closed for two weeks. Commuting to and from work was disrupted due to local curfews, gasoline shortages, non-functioning traffic signals and dangerous road conditions caused by debris from the hurricane and lack of roadside lighting. As a result, the Company was not able to complete its Quarterly Report on Form 10-Q. The Company expects to file its Form 10-Q for the first quarter of fiscal 2006 on or before November 30, 2005.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Alan Schutzman                (954) 331-4285
      ---------------------------------------------------------------
            (Name) (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that there will be significant changes in its results of operations for the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005, for the reasons set forth above, the Company is not yet able to provide a reasonable estimate of its first quarter fiscal 2006 operating results.






                              CONCORD CAMERA CORP.
        -----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 14, 2005           By:  /s/         Alan Schutzman
       -----------------               ---------------------------------------
                                        Alan Schutzman
                                        Senior Vice President, General Counsel
                                           and Secretary